NEWS RELEASE

TAHOE RESOURCES AND LAKE SHORE GOLD ANNOUNCE BUSINESS COMBINATION

VANCOUVER, British Columbia – February 8, 2016 – Tahoe Resources Inc. (“Tahoe”) (TSX, BVL: THO, NYSE: TAHO) and Lake Shore Gold Corp. (“Lake Shore Gold”) (TSX: LSG) are pleased to announce that they have entered into a definitive agreement (the “Arrangement Agreement”) whereby Tahoe will acquire all of the issued and outstanding shares of Lake Shore Gold (the “Transaction”). Under the terms of the Arrangement Agreement, all of the Lake Shore Gold issued and outstanding common shares will be exchanged on the basis of 0.1467 of a Tahoe common share per each Lake Shore Gold common share (the “Exchange Ratio”). Upon completion of the Transaction, existing Tahoe and Lake Shore Gold shareholders will own approximately 74% and 26% of the pro forma company, respectively, on a fully-diluted in-the-money basis.

The Exchange Ratio implies a consideration of C$1.71 per Lake Shore Gold common share, based on the closing price of Tahoe common shares on the Toronto Stock Exchange (TSX) on February 5, 2016, representing a 14.8% premium to the closing price of Lake Shore Gold on February 5, 2016 and a 28.6% premium to the closing share of Lake Shore Gold on February 4, 2016. Based on each company’s 20-day volume weighted average price on the TSX, the Exchange Ratio implies a premium of 25.7% and 30.4% to Lake Shore Gold common shares for the periods ending February 5, 2016 and February 4, 2016, respectively. The implied equity value (assuming the conversion of in-the-money convertible debentures) is equal to C$945 million.

Lake Shore Gold operates the low-cost Timmins West and Bell Creek mines in Timmins, Ontario, Canada. Together with Tahoe's world class Escobal mine in Guatemala and its low-cost La Arena and Shahuindo mines in Peru, the combined company is firmly established as a premier Americas-based precious metals producer. With a diversified suite of low-cost, highly prospective assets and a quality pipeline of new development opportunities, Tahoe is well positioned to sustain and grow its production base. Further, with zero net debt, sector leading operating margins, and moderate capital requirements, the combined company will continue to generate strong free cash flows. Accordingly, following completion of the Transaction, Tahoe intends to continue its dividend of US$0.02 cents per share per month.

Highlights of the Transaction

Key investment highlights of the pro forma company include:

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A leading Americas based precious metals producer: The combined company will have a strong diversified producing platform anchored by the Escobal mine, one of the largest and highest grade silver mines globally, and low-cost growing operations in Peru and Ontario.

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Significant low-cost production: 2016 production guidance of 18-21 million ounces (mozs) of silver at total cash costs of US$7.50-US$8.50/oz and all-in sustaining costs (AISC) of US$10.00-US$11.00/oz and 370,000-430,000 ounces of gold at total cash costs of US$675-US$725/oz and AISC of US$950-US$1,000/oz. All operations generate free cash flow in the current commodity price environment.

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Low-risk growth: Growth to be driven by the expansion of Shahuindo to 36,000 tpd and the advancement of a number of growth initiatives in Timmins, including the ramp up of the 144 Gap Deposit, extending the Bell Creek mine to depth, and the potential for an open-pit mining operation at the Whitney project.

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Exciting exploration potential: Over 3.4 mozs of M&I gold resources and 6 mozs of inferred gold resources across 8 exploration projects in Peru and Canada with strong near-mine potential to add additional gold resources. Large unexplored land packages across all regions.

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Strong balance sheet and superior financial performance: Zero net debt, modest capital requirements and strong free cash flow generation from operations provide industry leading financial strength and flexibility.

Kevin McArthur, Executive Chair of Tahoe, said, “The combination with Lake Shore Gold enhances Tahoe’s position as the new leader in precious metals by adding another low-cost operation in Timmins, one of the most prolific gold camps in the world. We are impressed by the long-term presence and see tremendous regional opportunities going forward. We look forward to continuing the strong relationships that Lake Shore Gold has fostered in Timmins with local stakeholders. Finally, I am very pleased to welcome Alan Moon, the current Chair of Lake Shore Gold, to our Board of Directors upon completion of the Transaction, as well as Tony Makuch, the current CEO of Lake Shore Gold, to Tahoe’s management team as President of Canadian Operations.”

Tony Makuch, President and CEO of Lake Shore Gold, stated, “The combination with Tahoe represents a unique opportunity for our shareholders to gain exposure to a high-quality portfolio of long life producing mines with substantial mineral reserves. Today’s announcement of an initial resource at our 144 Gap Deposit is a perfect example of the long-term growth potential of our Timmins portfolio. Tahoe’s strong balance sheet and superior cash generating capabilities will provide Lake Shore Gold with the financial resources to unlock the enormous growth potential of our asset base.”

Benefits to Tahoe Shareholders

•	Establishes a significant presence in Canada with well-established, low-cost operations, and a talented and focused management team.

•	Enhanced high-margin gold production with organic growth opportunities.

•	Strengthens Tahoe’s ability to generate strong free cash flow on a per share basis.

•	Addition of significant exploration potential at existing operations as well as attractive targets in close proximity to established, well-built mining and milling infrastructure.

•	Positions Tahoe to evaluate further consolidation opportunities in Ontario.

Benefits to Lake Shore Gold Shareholders

•	Immediate up-front premium while maintaining meaningful equity participation.

•	Superiorfinancial strength and flexibility to support advancement of Timmins projects.

•	Exposure to a large, long-life reserve base pro forma through Tahoe’s world-class Escobal mine and growing low-cost platform in Peru.

•	Expands operational capabilities, adding proven expertise in open pit mining.

•	Access to an attractive dividend policy.

•	Increased trading liquidity, enhanced value proposition and capital markets profile.

Board of Directors’ Recommendations

The Arrangement Agreement has been unanimously approved by the Boards of Directors of Tahoe and Lake Shore Gold, and each board recommends that their respective shareholders vote in favor of the Transaction.

GMP Securities L.P. and BMO Capital Markets have provided opinions to the Board of Directors of Tahoe and to the Lake Shore Gold Special Committee, respectively, stating that, and based upon and subject to the assumptions, limitations, and qualifications set forth therein, the consideration offered pursuant to the Transaction is fair, from a financial point of view, to the Tahoe shareholders and Lake Shore Gold shareholders, respectively.

Transaction Summary

The proposed business combination will be effected by way of a Plan of Arrangement completed under the Canada Business Corporations Act. The Transaction will require approval by 66 2/3 percent of the votes cast by the shareholders of Lake Shore Gold at a special meeting of Lake Shore Gold shareholders. The issuance of Tahoe common shares in connection with the Transaction will require the approval of a simple majority of the shareholders of Tahoe voting at a special meeting. Officers and directors of Lake Shore Gold and Tahoe intend to enter into voting support agreements, pursuant to which they will vote their common shares held in favor of the Transaction. In addition to shareholder and court approvals, the Transaction is subject to applicable regulatory approvals and the satisfaction of certain other closing conditions customary in transactions of this nature.

The Arrangement Agreement includes customary provisions including non-solicitation provisions, a right to match any superior proposal and a C$37.8 million termination fee payable to Tahoe under certain circumstances. A C$20.0 million termination fee is payable to Lake Shore Gold under certain circumstances.

A change of control offer will be made for Lake Shore Gold’s outstanding 6.25% convertible senior unsecured debentures (the “Debentures”) in accordance with their trust indenture dated September 7, 2012. During the 30 day period following the effective date of the Arrangement Agreement, Debenture holders will receive notice (the “Debenture Change of Control Notice”) stating that a change of control has occurred along with an offer to purchase the Debentures at 100% of the principal amount plus accrued and unpaid interest on the date that is 30 business days following delivery of the Debenture Change of Control Notice. As part of the Arrangement Agreement, Lake Shore Gold has agreed not to purchase any of its outstanding securities. Accordingly, Lake Shore Gold is suspending its normal course issuer bid for the Debentures.

Timing

Full details of the Transaction will be included in the management information circulars of Tahoe and Lake Shore Gold and are expected to be mailed to their respective shareholders in early March 2016. It is anticipated that both shareholder meetings and closing of the Transaction will take place in early April 2016.

Advisors and Counsel

GMP Securities L.P. and Canaccord Genuity Corp. acted as financial advisors to Tahoe and McMillan LLP acted as its legal advisor.

BMO Capital Markets acted as financial advisor to Lake Shore Gold. Cassels, Brock & Blackwell LLP acted as Lake Shore Gold’s legal advisor.

Conference Call

Tahoe and Lake Shore Gold will host a joint conference call on Monday, February 8, 2016 at 1:30 p.m. Eastern Time, or 10:30 a.m. Pacific, for members of the investment community to discuss the transaction. The call-in details are as follows:

•	Canada & USA toll-free: 1-800-319-4610
•	Outside of Canada & USA: 1-604-638-5340

A copy of the merger investor presentation is also available on the Tahoe and Lake Shore Gold investor pages at www.tahoeresourcesinc.com/merger and www.lsgold.com, respectively. An audio recording of the conference call will be made available shortly after the call on the Tahoe and Lake Shore Gold investor pages.

About Tahoe

Tahoe’s strategy is to responsibly operate precious metals mines in the Americas and to deliver long-term shareholder value through share price appreciation, shareholder dividends and bottom-line growth. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the Russell 3000 on the NYSE. Tahoe is listed on the TSX and BVL as THO and on the NYSE as TAHO.

In accordance with IFRS requirements Tahoe is conducting an annual review of the carrying value of its assets, including goodwill, for possible impairment charges in the fourth quarter. The analysis, which is dependent upon various assumptions including metal price forecasts over the remaining life of the assets, is expected to be finalized in Q1 for inclusion in the fourth quarter financial results.

About Lake Shore Gold

Lake Shore Gold is a Canadian-based gold producer with operations based in the Timmins Gold Camp of Northern Ontario. Lake Shore Gold produces gold from two mines, Timmins West and Bell Creek, with material being delivered for processing to the Bell Creek Mill. In addition to current mining and milling operations, Lake Shore Gold also has a number of highly prospective projects and exploration targets, all located in and around the Timmins Camp. Lake Shore Gold’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

Qualified Person Statement

The technical and scientific information contained in this news release has been reviewed and approved by Charlie Muerhoff, Tahoe’s Vice President Technical Services and Qualified Person as defined by National Instrument 43-101 (NI 43-101) and Eric A. Kallio, P.Geo., Lake Shore Gold’s Senior Vice President of Exploration and a Qualified Person according to the definitions of NI 43-101.

Cautionary Notes

This press release includes certain non-GAAP financial measures throughout this document which include total cash costs and all-in sustaining costs per silver and per gold ounce. These measures are not defined under IFRS and should not be considered in isolation. Further information regarding the use of these measures and quantitative reconciliations from such non GAAP financial measures to the most directly comparable measure presented in each company’s financial statements are provided in Tahoe’s press release dated January 14, 2016 and are referenced in Lake Shore Gold’s press release dated January 8, 2016.

Forward-Looking Statements

This release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements include, but are not limited to, statements or information related to: the expected benefits of the Transaction and the details related to the expected completion of the Transaction; the Company’s dividend policy following completion of the Transaction; 2016 operations outlook and production guidance for both Tahoe and Lake Shore Gold, including estimated unit costs per ounce of silver and gold and estimated capital costs; and the expected change of control offer for the Lake Shore Gold convertible debentures.

Forward-looking statements are based on the reasonable assumptions, estimates, analyses and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Management believes that the assumptions and expectations reflected in such forward-looking statements are reasonable. Assumptions have been made regarding, among other things: obtaining shareholder, regulatory and court approvals, and the timing therefor; the Tahoe and Lake Shore Gold’s ability to carry on exploration and development activities, including construction; the timely receipt of required approvals; the price of silver, gold and other metals; prices for key mining supplies, including labor costs and consumables, remaining consistent with the Company’s current expectations; production meeting expectations and being consistent with estimates; plant, equipment and processes operating as anticipated; there being no material variations in the current tax and regulatory environment; the Company’s ability to operate in a safe, efficient and effective manner; the exchange rates among the Canadian dollar, Guatemalan quetzal, Peruvian nuevo sol and the United States dollar remaining consistent with current levels; and the Company’s ability to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include but are not limited to: the Company’s dependence on the Escobal and La Arena mines; the fluctuation of the price of silver, gold and other metals; changes in national and local government legislation, taxation and controls or regulations; social unrest, and political or economic instability in Guatemala and/or Peru; the availability of additional funding as and when required; the speculative nature of mineral exploration and development; the timing and ability to maintain and, where necessary, obtain necessary permits and licenses; the uncertainty in the estimation of mineral resources and mineral reserves; the uncertainty in geologic, hydrological, metallurgical and geotechnical studies and opinions; infrastructure risks, including access to water and power; the impact of inflation; changes in the administration of governmental regulation, policies and practices; environmental risks and hazards; insurance and uninsured risks; land title risks; risks associated with illegal mining activities by unauthorized individuals on the Company’s mining or exploration properties; risks associated with competition; risks associated with currency fluctuations; contractor, labor and employment risks; dependence on key management personnel and executives; the timing and possible outcome of pending or threatened litigation; the risk of unanticipated litigation; risks associated with the repatriation of earnings; risks associated with negative operating cash flow; risks associated with the Company’s hedging policies; risks associated with dilution; and risks associated with effecting service of process and enforcing judgments. For a further discussion of risks relevant to the Company, see the Company’s Annual Information Form available on SEDAR under the heading “Description of Our Business – Risk Factors”.

Although management has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except as, and to the extent required by, applicable securities laws.

For Further Information, Please Contact:

Tahoe Resources Inc.
Ira M. Gostin, Vice President Investor Relations
investors@tahoeresourcesinc.com
Tel: 775-448-5807

Lake Shore Gold Corp.
Tony Makuch
President & CEO
(416) 703-6298

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold
(416) 703-6298
Website: www.lsgold.com